[redacted]

09058147

CM

SEC Mail Processing
Section

MAR 02 2009

Washington, DC
110

U.S. SE[illegible] IISSION
[illegible] D.C. 20549

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

| SEC FILE |
|---|
| 8-37440 |

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Estrada Hinojosa and Company, Inc.

| OFFICIAL USE ONLY |
|---|
| |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1717 Main Street, 47th Floor, Lock Box 47
(No. and Street)

| Dallas | Texas | 75201 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTRACT IN REGARD TO THIS REPORT

Robert A Estrada — (214) 658-1670
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANTS (Whose opinion is contained in this Report*)

WEAVER AND TIDWELL, L.L.P.
**Public Accounting and Consulting Firm**

| 12221 Merit Drive, Suite 1400 | Dallas | Texas | 75251 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United State or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau of the exemption. See section 240.17a-5(e)(2).*

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

**Oath or Affirmation**

I, Robert A. Estrada, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Estrada Hinojosa and Company, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SECURITY ACCOUNTS OF PRINCIPAL OFFICERS AND DIRECTORS THAT ARE CLASSIFIED AS CUSTOMER ACCOUNTS (DEBITS $ ______, CREDITS $ ______

RA Estrada
Signature

Chairman
Title

Subscribed and sworn to before me this 28 day of February, 200~~8~~ 2009

Belinda A Garza
Notary Public

BELINDA A GARZA
Notary Public, State of Texas
My Commission Expires
November 10, 2011

This report * contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) Statement of financial condition
- [x] (c) Statement of income (loss)
- [x] (d) Statement of cash flows
- [x] (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- [ ] (f) Statement of changes in liabilities subordinated to claims of general creditors.
- [x] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-3.
- [x] (h) Computation for determination to the possession or control requirements for brokers
- [x] (I) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [x] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the SIPC supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

---

* For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).

Note: Various exchanges may require an additional letter of attestation.

# ESTRADA HINOJOSA & COMPANY, INC.

## FINANCIAL REPORT

## DECEMBER 31, 2008

# CONTENTS

WEAVER
AND
TIDWELL
L.L.P.
CERTIFIED PUBLIC
ACCOUNTANTS
AND CONSULTANTS

# INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
ESTRADA HINOJOSA & COMPANY, INC.
Dallas, Texas

We have audited the accompanying statement of financial condition of Estrada Hinojosa & Company, Inc. as of December 31, 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Estrada Hinojosa & Company, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weaver and Tidwell, LLP

WEAVER AND TIDWELL, L.L.P.

Dallas, Texas
February 27, 2009

*Three Forest Plaza*
*12221 Merit Drive*
*Suite 1400*
*Dallas, Texas 75251-2280*
*972.490.1970*
*F 972.702.8321*

WWW.WEAVERANDTIDWELL.COM

AN INDEPENDENT MEMBER OF
BAKER TILLY
INTERNATIONAL

# ESTRADA HINOJOSA & COMPANY, INC.
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2008

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 1,407,395 |
| Cash deposits with clearing organization | | 1,031,000 |
| Receivable from brokers and dealers | | 66,739 |
| Other receivables | | 408,929 |
| Furniture, fixtures and equipment, at cost, less accumulated depreciation of $179,634 | | 118,611 |
| Advance to related parties | | 30,000 |
| Prepaid expenses | | 53,558 |
| Other assets | | 600,000 |
| **TOTAL ASSETS** | $ | 3,716,232 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **LIABILITIES** | | |
| Accounts payable and accrued expenses | $ | 293,443 |
| Income taxes payable | | 187,575 |
| Notes payable | | 480,000 |
| Deferred income taxes | | 45,793 |
| **TOTAL LIABILITIES** | | 1,006,811 |
| **STOCKHOLDERS' EQUITY** | | |
| Common stock, $.01 par value, 1,000,000 shares authorized, 11,951 shares issued and outstanding | | 120 |
| Additional paid-in capital | | 289,377 |
| Retained earnings | | 2,419,924 |
| | | 2,709,421 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ | 3,716,232 |

The Notes to Financial Statements
are an integral part of these statements.

**ESTRADA HINOJOSA & COMPANY, INC.**
**STATEMENT OF INCOME**
**YEAR ENDED DECEMBER 31, 2008**

| | |
|---|---|
| **Revenue** | |
| Underwriting | $ 5,422,352 |
| Financial advisory | 5,613,868 |
| Interest | 103,252 |
| | 11,139,472 |
| **Operating expenses** | |
| Commissions | 3,814,320 |
| Clearing costs | 26,330 |
| Employee compensation | 3,942,916 |
| Office rent | 424,814 |
| Depreciation | 26,781 |
| Interest expense | 22,105 |
| Other operating expenses | 2,320,540 |
| | 10,577,806 |
| Income before income taxes | 561,666 |
| Income tax expense | 298,615 |
| **Net income** | $ 263,051 |

The Notes to Financial Statements
are an integral part of these statements.

# ESTRADA HINOJOSA & COMPANY, INC.
## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
## YEAR ENDED DECEMBER 31, 2008

| | Common Stock $.01 Par Value | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance, December 31, 2007 | $ 120 | $ 289,377 | $ 2,156,873 | $ 2,446,370 |
| Net income | | | 263,051 | 263,051 |
| Balance, December 31, 2008 | $ 120 | $ 289,377 | $ 2,419,924 | $ 2,709,421 |

The Notes to Financial Statements
are an integral part of these statements.

## ESTRADA HINOJOSA & COMPANY, INC.
## STATEMENT OF CASH FLOWS
## YEAR ENDED DECEMBER 31, 2008

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | |
| Cash received from customers | $ 11,175,609 |
| Cash paid to suppliers and employees | (11,020,883) |
| Interest received | 103,252 |
| Interest paid | (22,105) |
| Taxes paid | (115,350) |
| **Net cash provided by operating activities** | 120,523 |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | |
| Other assets | (80,000) |
| Capital expenditures | (50,611) |
| **Net cash used in investing activities** | (130,611) |
| **Net decrease in cash and cash equivalents** | (10,088) |
| **Cash and cash equivalents at beginning of year** | 2,448,483 |
| **Cash and cash equivalents at end of year** | $ 2,438,395 |
| **RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:** | |
| Net income | $ 263,051 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation | 26,781 |
| Decrease in receivables | 139,389 |
| Increase in prepaid expenses | (8,830) |
| Decrease in accounts payable and accrued expenses | (483,133) |
| Decrease in current tax receivable | 32,008 |
| Increase in income taxes payable | 187,575 |
| Decrease in deferred income taxes | (36,318) |
| **Net cash provided by operating activities** | $ 120,523 |
| **RECONCILIATION OF CASH AND CASH EQUIVALENTS ON THE STATEMENT OF CASH FLOWS TO THE BALANCE SHEET:** | |
| Cash | $ 1,407,395 |
| Cash deposits with clearing organization | 1,031,000 |
| Cash and cash equivalents at end of year | $ 2,438,395 |
| **NONCASH INVESTING AND FINANCING ACTIVITIES** | |
| Other assets financed by issuance of note payable and increase in accounts payable | $ 520,000 |

The Notes to Financial Statements
are an integral part of these statements.

## NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

The accounting policy relative to the carrying value of furniture, fixtures and equipment is indicated in the caption on the statement of financial condition.

### Business Activity and Concentration of Credit Risk

Estrada Hinojosa & Company, Inc. (the Company) operates primarily as a broker of publicly traded securities and investments in Texas using a clearing organization located in Texas. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

### Accounts Receivable

Receivables from brokers and dealers and other receivables are reported in the statement of financial condition at outstanding principal adjusted for any charge offs. An allowance for doubtful accounts is recognized by management based upon a review of specific customer balances, historical losses (bad debts) incurred and general economic conditions. As of December 31, 2008, the Company had no accounts that management believes were doubtful of being collected.

### Other assets

Other assets include the purchase price of seat licenses for a professional sports team. The licenses will be amortized over a period of thirty years.

### Equipment

Depreciation expense is computed using the straight-line method over an estimated useful life of seven years.

### Revenue Recognition

Customers' securities transactions are recorded on a settlement date basis with commission income and expenses recorded on a trade date basis. Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concession on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

## NOTE 1. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

### Resale and Repurchase Agreements and Securities Lending Agreements

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price.

The Company monitors the collateral on a regular basis to ensure that its market value is equal to or in excess of the principal amount loaned under the resale agreements. A third party maintains possession of the collateral on behalf of the Company. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

### Income Taxes

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109 ("SFAS 109") "Accounting for Income Taxes". Accordingly, income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently payable plus deferred taxes related primarily to the conversion from cash basis method of accounting to accrual basis for income tax purposes and differences in depreciation methods between book and tax. Deferred taxes represent the future tax return consequences of those differences, which will be taxable or deductible when the assets and liabilities are recovered or settled.

Under SFAS No. 109, an asset and liability approach is used in accounting for income taxes. Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting or according to the expected reversal date of temporary differences not related to an asset or liability for financial reporting. Also, a valuation allowance is used, if necessary, to reduce deferred tax assets by the amount of any tax benefits not expected to be realized based on available evidence.

In June 2006, the FASB release FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes. FIN 48 interprets the guidance in FASB Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. When FIN 48 is implemented, reporting entities utilize different recognition thresholds and measurements requirements when compared to prior technical literature. On December 30, 2008, the FASB Staff issued FASB Staff Position (FSP) FIN 48-3, Effective Date of FASB Interpretation NO. 48 for Certain Nonpublic Enterprises. As Deferred by the guidance in FSP FIN 48-3, the Company is not required to implement the provision of FIN 48 until fiscal years beginning after December 15, 2008. As such, the Company has not implemented those provisions in the 2008 financial statements.

## NOTE 1. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

### Income Taxes - Continued

Since the provisions of FIN 48 have not been implemented in accounting for uncertain tax positions, the Company continues to utilize its prior policy of accounting for these positions, following the guidance in SFAS No. 5, Accounting for Contingencies.

Disclosure is not required for a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. As of December 31, 2008, the Company, using that guidance, has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

### Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

### Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 2. FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment consists of the following at December 31, 2008:

| | |
|---|---|
| Computer equipment and software | $ 210,797 |
| Furniture and fixtures | 55,577 |
| Leasehold improvements | 31,871 |
| | 298,245 |
| Accumulated depreciation | (179,634) |
| Furniture, fixtures and equipment, net | $ 118,611 |

## NOTE 3. LONG-TERM DEBT

Long-term debt at December 31, 2008 consists of the following:

| | |
|---|---|
| Note payable to Cowboys Stadium, L.P., 8.15 % interest, in 30 equal annual payments of $40,000 including interest beginning March, 1 2009 and ending January 1, 2039. | $ 480,000 |
| | $ 480,000 |

Future payments under long-term debt as of December 31, 2008 are as follows:

| Year Ending December 31 | | |
|---|---|---|
| 2009 | $ | 40,000 |
| 2010 | | 4,140 |
| 2011 | | 4,477 |
| 2012 | | 4,842 |
| 2013 | | 5,237 |
| Thereafter | | 421,304 |
| | $ | 480,000 |

## NOTE 4. COMMITMENTS AND CONTINGENCIES

The Company leases office space under long-term non-cancelable operating leases. Future minimum required lease payments at December 31 are:

| Year Ended December,31 | | Total |
|---|---|---|
| 2009 | $ | 288,006 |
| 2010 | | 261,926 |
| 2011 | | 175,649 |
| 2012 | | 174,163 |
| 2013 | | 180,614 |
| 2014 and Thereafter | | 132,697 |
| | $ | 1,213,055 |

The total rent expense under all operating leases totaled $424,814 for the year ended December 31, 2008. Included in that amount is $78,000 paid to an affiliate related through common ownership.

## NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. If the net capital ratio exceeds 10 to 1 the Company may not withdraw equity capital or pay cash dividends. At December 31, 2008, the Company had net capital of $1,507,309, which was $1,407,309 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.64 to 1.

## NOTE 6. INCOME TAX EXPENSE

Income tax expense consists of the following at December 31, 2008:

| | |
|---|---|
| Current tax expense | $ 334,933 |
| Deferred tax benefit | (36,318) |
| Total tax expense | $ 298,615 |

Current income tax expense differs from the tax computed by applying the federal statutory rates to income before taxes principally because of non-deductible expenses for tax purposes.

Net deferred tax liabilities are analyzed as follows:

| | |
|---|---|
| Gross deferred tax assets | $ 39,152 |
| Gross deferred tax liabilities | (84,945) |
| Net deferred tax liabilities | $ (45,793) |

## NOTE 7. RETIREMENT PLAN

Effective January 1, 2002, the Company adopted a 401(K) retirement plan that covers all employees that completes a minimum of six months of service. Eligible employees may contribute any amount to the plan, up to the statutory maximum permitted. Each year, the Company has the discretion to make a non-elective contribution to the accounts of each employee eligible to participate in the plan. The Company's contribution to the plan for 2008 was $100,000.

## NOTE 8. RELATED PARTY TRANSACTIONS

The Company advanced $30,000 to a company partly owned by the majority shareholders of Estrada Hinojosa. The purpose of the advance was to provide resources to support upcoming services. The funds will be returned to the Company upon the associated company receiving compensation for their services.

# SUPPLEMENTARY INFORMATION

## ESTRADA HINOJOSA & COMPANY, INC.
## SCHEDULE I - -COMPUTATION OF NET CAPITAL
## UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## DECEMBER 31, 2008

| | | |
|---|---|---|
| NET CAPITAL | | |
| Total stockholders' equity | | $ 2,709,421 |
| Deduct stockholders' equity not allowable for net capital | | |
| **Total stockholders' equity qualified for net capital** | | 2,709,421 |
| ADD: | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | |
| B. Other (deductions) or allowable credits | | |
| **Total capital and allowable subordinated liabilities** | | 2,709,421 |
| DEDUCTIONS AND/OR CHARGES | | |
| A. Non-allowable assets | | |
| Other receivables | $ 399,943 | |
| Other assets | 600,000 | |
| Furniture, fixtures and equipment, net | 118,611 | |
| B. Secured demand note deficiency | | |
| C. Commodity futures contracts and spot commodities - proprietary capital charges | | |
| D. Other deductions and/or charges | 83,558 | 1,202,112 |
| **Net capital before haircuts on securities positions** | | 1,507,309 |
| HAIRCUTS ON SECURITIES POSITIONS | | |
| A. Contractual securities commitments | | |
| B. Deficit in securities collateralizing secured demand notes | | |
| C. Trading and investment securities | | |
| 1. Exempt securities | | |
| 2. Debt securities | | |
| 3. Options | | |
| D. Undue concentration | | |
| E. Other | | |
| NET CAPITAL | | $ 1,507,309 |

# ESTRADA HINOJOSA & COMPANY, INC.
## SCHEDULE I - -COMPUTATION OF NET CAPITAL
## UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## DECEMBER 31, 2008

| | |
|---|---|
| AGGREGATE INDEBTEDNESS | |
| Total liabilities from statement of financial condition (net of deferred income taxes) | $ 961,018 |
| ADD: | |
| A. Drafts for immediate credit | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | |
| C. Other unrecorded amounts | |
| **Total aggregate indebtedness** | $ 961,018 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT | |
| Minimum net capital required | $ 64,068 |
| Minimum dollar net capital requirement | $ 100,000 |
| Net capital requirement (larger of above) | $ 100,000 |
| Excess net capital | $ 1,407,309 |
| Excess net capital at 1000% (net capital less 10% of aggregate indebtedness) | $ 1,411,207 |
| Percentage aggregate indebtedness to net capital | 64 |
| Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | N/A |

**ESTRADA HINOJOSA & COMPANY, INC.**
**SCHEDULE II**
**RECONCILIATION PURSUANT TO RULE**
**RULE 17a – 5(d)(4)**
**DECEMBER 31, 2008**

| | | |
|---|---|---|
| Net capital per unaudited 11A Focus Report, as reported December 31, 2008 | $ | 2,149,298 |
| Audit adjustments, net of taxes | | (641,989) |
| Net capital, per Schedule I | $ | 1,507,309 |

**ESTRADA HINOJOSA & COMPANY, INC.**
**SCHEDULE III - -COMPUTATION FOR**
**DETERMINATION OF RESERVE REQUIREMENTS UNDER**
**RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**
**DECEMBER 31, 2008**

No reserve requirement is required since the Company operated as a limited securities broker pursuant to the (K)(2)(ii) exemption under Rule 15c3-3. The conditions of exemption from Rule 15c3-3 were being complied with at December 31, 2008, and during the year then ended.

**ESTRADA HINOJOSA & COMPANY, INC.**
**SCHEDULE IV - -INFORMATION RELATING**
**TO POSSESSION OR CONTROL REQUIRMENTS UNDER**
**RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**
**DECEMBER 31, 2008**

Possession or control of securities is not maintained by the Company and the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

**ESTRADA HINOJOSA & COMPANY, INC.**
**SCHEDULE V - -SCHEDULE OF SEGREGATION**
**REQUIREMENTS AND FUNDS IN SEGREGATION**
**DECEMBER 31, 2008**

The Company has no segregation requirements or funds in segregation since the Company operated as a limited securities broker pursuant to the (K)(2)(ii) exemption under Rule 15c3-3 and the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

WEAVER
AND
TIDWELL
L.L.P.

CERTIFIED PUBLIC
ACCOUNTANTS
AND CONSULTANTS

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors
ESTRADA HINOJOSA & COMPANY, INC.
Dallas, Texas

In planning and performing our audit of the financial statements of Estrada Hinojosa & Company, Inc. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Estrada Hinojosa & Company, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are

*Three Forest Plaza*
*12221 Merit Drive*
*Suite 1400*
*Dallas, Texas 75251-2280*
*972.490.1970*
*F 972.702.8321*

WWW.WEAVERANDTIDWELL.COM

AN INDEPENDENT MEMBER OF
BAKER TILLY
INTERNATIONAL

*OFFICES IN*
DALLAS FORT WORTH HOUSTON

executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result is more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above. However, we identified a deficiency in internal control that we consider to be a significant deficiency that we wish to report to you. These matters, which were considered by us during our audit of the financial statements and do not modify the opinion expressed in our report dated February 27, 2009, are presented in the following paragraph.

Due to the size of the organization, the Company does not have a full time accountant with a complete knowledge and understanding of financial reporting necessary to prepare financial statements in accordance with generally accepted accounting principles. Additionally, significant audit adjustments were made. These matters could impact the Company's ability to report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement that is more than inconsequential will not be prevented or detected.

We recommend the Company's accounting personnel continue to inquire and discuss any questions related to generally accepted accounting principles and year-end audit adjustments to aid in their understanding of the financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, LLP

WEAVER AND TIDWELL, L.L.P.

Dallas, Texas
February 27, 2009